Filed Pursuant to Rule 433
Registration No. 333-172528
October 9, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated October 9, 2012)
Issuer:	Alabama Power Company
Security:	Series 2012B 0.550% Senior Notes due October 15, 2015
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.878%
Maturity Date:	October 15, 2015
Treasury Benchmark:	0.250% due September 15, 2015
US Treasury Yield:	0.341%
Spread to Treasury:	+25 basis points
Re-offer Yield:	0.591%
Coupon:	0.550%
Make-Whole Call:	T+0 basis points
Interest Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2013
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392 FH6
Trade Date:	October 9, 2012
Expected Settlement Date:	October 16, 2012 (T+5)
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBS Securities Inc.
Co-Manager:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Morgan Stanley & Co, LLC toll free at 1-866-718-1649 or RBS Securities Inc. toll free at 1-866-884-2071.